04035431

FID-B-04-030

June 28, 2004

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Notice Regarding Purchase of The Company's Own Shares in The Market
- Notice of Resolutions made at 20th Ordinary General Meeting of Shareholders

Thank you for your attention and cooperation.

Yours faithfully,

Hiroshi Kajihara
General Manager
Corporate Finance and Investor Relations Division
Corporate Coordination Group
JSAT Corporation

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

June 24, 2004
JSAT Corporation

Notice Regarding Purchase of The Company's Own Shares in The Market

You are hereby notified that JSAT has implemented the acquisition of its own shares through purchases in the market, in accordance with Article 210 of the Japanese Commercial Code.

Particulars

1.	Purchase Period:	From June 1, 2004 to June 24, 2004
2.	Total Number of Shares Purchased:	5,066 shares
3.	Aggregate Amount of the Purchase:	¥1,657,978,000
4.	Method of the purchases:	Purchases on the Tokyo Stock Exchange

(Reference 1)
Details of the Resolution approved at the 19th Ordinary General Meeting of Shareholders held June 26, 2003

· Class of Shares to Be Acquired:	JSAT's common stock
· Total Number of Shares to Be Acquired:	Up to 45,000 shares
· Aggregate Amount of Shares to Be Acquired:	Up to ¥22.5 billion

(Reference 2)
Aggregate Number of the Company's Shares Purchased From June 26, 2003 to June 24, 2004

· Total Number of Shares Purchased:	26,735 shares
· Aggregate Amount of the Purchase:	¥9,927,017,000

To All Shareholders:

JSAT Corporation
1-11-1 Marunouchi, Chiyoda-ku, Tokyo

June 25, 2004

Notice of Resolutions made at 20th Ordinary General Meeting of Shareholders

Dear Shareholder:

This is to inform you that the following items were reported or resolved at the 20th Ordinary General Meeting of Shareholders of JSAT Corporation, which was held today.

Sincerely,
Kiyoshi Isozaki, President and CEO

Item reported:
Report on Business Report, Balance Sheet and Income Statement for the Company's 20th business year (from April 1, 2003 to March 31, 2004)
The substance of the foregoing financial statements was reported at this meeting.

Items resolved:
Item 1: Approval of proposal for appropriation of retained earnings for the 20th business year
The proposal for appropriation of retained earnings was approved in its entirety, including the payment of a ¥3,000 dividend per share.

Item 2: Amendment of Articles of Incorporation
The proposal for amendment of the Articles of Incorporation was approved as proposed. It was decided to add supplementary provisions and to move down numbers of articles by additions to business purposes in response to the clarifications of the Company's businesses and to diversifications of the future businesses; by additions to supplementary provisions to authorize the Board of Directors to resolute repurchase of shares so that the Company may implement a flexible equity strategy in prompt response to changing operating conditions; and by additions to supplementary provisions, in connection with the enforcement of the Law to Amend Part of the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, Etc. of Corporations (Law No. 149 of 2001), to enable to exempt the responsibility owed by directors and corporate auditors, as well as to conclude a limited liabilities contract with outside directors.

Item 3: Appointment of nine directors
The proposal for appointment of nine directors was approved as proposed. Directors Kiyoshi Isozaki, Yoshiro Aisaka, Masanori Akiyama, Yoichi Iizuka, Iwao Nakatani, Mamoru Ishida, Shingo Yoshii, Kohei Manabe and Bunji Shinoda were reappointed and assumed their offices. Directors Iwao Nakatani, Mamoru Ishida, Shingo Yoshii, Kohei Manabe and Bunji Shinoda are outside directors, as stipulated in Article 188, Paragraph 2, Sub-paragraph 7-2 of the Commercial Code.

Item 4: Issuance of stock acquisition rights for incentive stock options

The proposal for issuance of stock acquisition rights for incentive stock options was approved as proposed. It was decided to issue to the Company's directors, executive officers and certain employees as well as the Company's subsidiaries directors and certain employees stock acquisition rights to acquire up to 1,000 shares of the Company's common stock with the maximum of 1,000 stock acquisition rights pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code.

Item 5: Payment of severance benefits to a retired director

The proposal for payment of severance benefits to a retired director was approved as proposed. It was decided to grant payment of severance benefits to a reasonable extent in amount to retired Director Masahito Tani in accordance with standards stipulated by the Company, and that the specific amounts and the timing and method of payment will be entrusted to a resolution of the Board of Directors.

Note : This English translation should not be construed as a complete representation of the original notice written in Japanese, which shall prevail in the case of any discrepancy.